EXHIBIT 99.1

Smackover Lithium’s South West Arkansas Project Receives Royalty Rate Approval From the Arkansas Oil and Gas Commission

LEWISVILLE, Ark., May 29, 2025 (GLOBE NEWSWIRE) -- Smackover Lithium, a Joint Venture (“JV”) between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE:A:SLI) and Equinor, is pleased to announce that the Arkansas Oil and Gas Commission (“AOGC”) has unanimously approved the establishment of a 2.5% royalty rate for the Reynolds Unit for Phase I of its South West Arkansas (“SWA”) Project in Lafayette and Columbia Counties. This is the first royalty rate for lithium from brine extraction that has been approved by the AOGC, establishing an important precedent for lithium development companies operating in Arkansas.

SWA Lithium LLC applied for a quarterly gross royalty of 2.5% earlier this month. The lithium royalty will be paid to brine owners in addition to the brine fee, also referred to as the “in lieu bromine royalty,” of $65.05 per acre per year, making the total proposed royalty compensation approximately 3% based on current lithium prices. The AOGC granted approval during a special hearing yesterday in Magnolia, AR.

“We thank the AOGC for granting royalty rate approval for Phase 1 of our SWA Project,” said Standard Lithium’s CEO, David Park, “Establishing a fair and equitable royalty will allow brine owners to be compensated while encouraging economic development of the state’s significant lithium resource.”

“The AOGC’s decision to grant a reasonable royalty for Phase 1 of our SWA Project demonstrates the state’s commitment to landowners and lithium development,” said Allison Kennedy Thurmond, VP for US Lithium at Equinor. “The royalty rate is only the beginning of capital investment and moves us one step closer to our final investment decision.”

The Reynolds unit has planned production capacity of 22,500 tonnes per year of battery-quality lithium carbonate once in full commercial production, expected in 2028. For more information about the SWA Project and Smackover Lithium, please visit www.smackoverlithium.com

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and is present in around 30 countries worldwide. Equinor’s partnership with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor

Investor and Media Inquiries

Chris Lang
Standard Lithium Ltd.
+1 604 409 8154
investors@standardlithium.com

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